EXHIBIT E

PRESS RELEASE

Press Release No. 04-15

METALLICA RESOURCES ANNOUNCES FEDERAL COURT
OVERTURNS SURFACE RIGHTS NULLIFICATION ORDER AT CERRO
SAN PEDRO, MEXICO

November 4, 2004, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) announces that its wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX), has been notified that a Federal Court has ordered the Agrarian Court to reinstate the surface rights lease agreement between MSX and the Ejido of Cerro San Pedro. The reinstatement of the surface rights lease agreement will remain in effect pending a Federal Court ordered new resolution from the Agrarian Court concerning this case. The Federal Court has ruled that the group opposing the project did not have the legal right to contest the lease and has ordered the Agrarian Court to revoke its nullification order. The Agrarian Court has the option to either permanently reinstate the lease agreement or to nullify it, but for different reasons than those which formed the basis of the Agrarian Court’s original resolution. The timing of such resolution from the Agrarian Court is uncertain.

In April 2004, Metallica Resources reported that an Agrarian Court in the State of San Luis Potosi had found in favor of a group contesting the project and nullified the surface rights lease agreement that MSX had entered into in 1997 with the Ejido of Cerro San Pedro. MSX, along with the group who entered into the lease agreement in 1997, who are legally recognized as the possessors of the ground, and the legal representative of the Ejido, all filed constitutional protection lawsuits in the higher-level Federal Court against the Agrarian Court’s decision. The constitutional protection, or amparo, granted to the possessors of the ground cannot be legally challenged. Therefore, any future nullification resolution of the surface rights lease agreement by the Agrarian Court will have to be for reasons other than those contained in the original resolution.

“The resolution of the Federal Court concerning MSX’s surface rights agreement is a significant accomplishment for MSX in resolving the issues at Cerro San Pedro,” according to Metallica Resources’ President & CEO Richard Hall. “It is gratifying to see that the possessors of the ground, the people who have lived on this ground for generations, are progressing in their efforts to prevail over the absentee ejiditarios who would take away both the right of the people to administer and make a livelihood from the ground that they live on.”

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. At September 30, 2004 it had US$41.9 million in cash and cash equivalents with no debt. It currently has 82.7 million shares issued and outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.